UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Durata Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

26658A 107

(CUSIP Number)

Craig L. Slutzkin New Leaf Venture Management II, L.L.C., Times Square Tower 7 Times Square, Suite 3502 New York, NY 10036 (646) 871-6420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 26658A 107	13D	Page 2 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26658A 107	13D	Page 3 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Associates II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26658A 107	13D	Page 4 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). New Leaf Venture Management II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 26658A 107	13D	Page 5 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Philippe O. Chambon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION French citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 6 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Niedel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 7 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Vijay Lathi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 8 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Ronald Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 9 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Srinivas Akkaraju
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 10 of 21 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jeani Delagardelle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,028,439 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,028,439 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,439 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 26658A 107	13D	Page 11 of 21 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Common Stock”) of Durata Therapeutics, Inc. (the “Issuer”) having its principal executive office at 89 Headquarters Plaza North, 14th Floor, Morristown, New Jersey 07960.

Item 2.	Identity and Background.

This statement is being filed by New Leaf Ventures II, L.P. (“NLV II”), New Leaf Venture Associates II, L.P. (“NLV Associates”) and New Leaf Venture Management II, L.L.C. (“NLV Management” and together with NLV II and NLV Associates, the “Reporting Entities”) and Philippe O. Chambon (“Chambon”), James Niedel (“Niedel”), Vijay Lathi (“Lathi”), Ronald Hunt (“Hunt”), Srinivas Akkaraju (“Akkaraju”) and Jeani Delagardelle (“Delagardelle” and together with Chambon, Niedel, Lathi, Hunt and Akkaraju, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

The address of the principal business office of NLV II, NLV Associates, NLV Management, Chambon, Niedel and Hunt is New Leaf Venture Partners, Times Square Tower, 7 Times Square, Suite 3502, New York, NY 10036. The address of the principal business office of Lathi, Akkaraju and Delagardelle is New Leaf Venture Partners, 2500 Sand Hill Road, Suite 203, Menlo Park, CA 94025.

The principal business of NLV II is to make, hold and dispose of equity and equity-related investments, principally in healthcare, medical device and life sciences companies. The principal business of NLV Associates is to act as the sole general partner of NLV II. The principal business of NLV Management is to act as the sole general partner of NLV Associates. The principal business of each of the Managing Directors is to manage the Reporting Entities and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of NLV II and NLV Associates is a limited partnership organized under the laws of the State of Delaware. NLV Management is a limited liability company organized under the laws of the State of Delaware. Each Managing Director other than Philippe O. Chambon is a citizen of the United States. Philippe O. Chambon is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 3,028,439 shares of Common Stock, consisting of (i) 784,313 shares of Common Stock, which were acquired on July 24, 2012 in the Issuer’s initial public offering of Common Stock (“IPO”) with an aggregate purchase price of $7,058,817 (the “Purchase”) and (ii) 2,244,126 shares of Common Stock issued upon the conversion of 17,953,008 shares of Series A Preferred Stock (“Series A Preferred Stock”) at the closing of the IPO on July 24, 2012 (the “Conversion”). The source of the purchase price for the Purchase was from working capital. No borrowed funds were used to purchase the Common Stock.

CUSIP No. 26658A 107	13D	Page 12 of 21 Pages

Item 4.	Purpose of Transaction.

NLV II acquired the Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NLV II and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	NLV II is the record owner of 3,028,439 of Common Stock (“NLV II Shares”). As the sole general partner of NLV II, NLV Associates may be deemed to own beneficially the NLV II Shares. As the sole general partner of NLV Associates, NLV Management may be deemed to own beneficially the NLV II Shares. As the individual managers of NLV Management, each of the Managing Directors also may be deemed to own beneficially the NLV II Shares.

Each of the Reporting Persons may be deemed to own beneficially 17.6% of the Issuer’s Common Stock, which percentage is calculated based on 17,240,363 shares of the Issuer’s common stock issued and outstanding following the IPO, as reported in the Issuer’s final prospectus filed with the SEC on July 20, 2012 (the “Prospectus”). Each of the Reporting Persons, except NLV II, disclaims beneficial ownership of the NLV II Shares except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

CUSIP No. 26658A 107	13D	Page 13 of 21 Pages

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

In connection with the acquisition of the Series A Preferred Stock, NLV II and certain other investors entered into an Investors’ Rights Agreement, entitling such parties to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Prospectus and incorporated herein by reference.

On July 18, 2012 NLV II entered into an agreement for the benefit of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named in the underwriting agreement (the “Underwriting Agreement”) in connection with the IPO and confirmed and agreed that the Common Stock purchased in the IPO shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the IPO.

In connection with the Issuer’s IPO, NLV II and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (other than such shares acquired in the IPO as described above) or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC for a period of 180 days from the date of the Underwriting Agreement, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 99.2 – Powers of Attorney regarding Schedule 13D filings.

Exhibit 99.3 – Letter agreement regarding lock-up, dated as of July 18, 2012, signed by Hunt on behalf of NLV II.

Exhibit 99.4 – Lock-up Agreement, dated as of March 21, 2012, by and among NLV II, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named in the Underwriting Agreement in connection with the IPO, the form is incorporated herein by reference to Exhibit B of Exhibit 1.1 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on July 9, 2012.

Exhibit 99.5 – Investors Rights Agreement, dated December 11, 2009, by and among the Issuer and the holders of Common Stock issuable upon the Conversion listed in Schedule A thereto, the form of which was filed confidentially and incorporated herein by reference to Exhibit 10.6 to Amendment No.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333- 180280), filed with the SEC on July 9, 2012.

CUSIP No. 26658A 107	13D	Page 14 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2012

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 26658A 107	13D	Page 15 of 21 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.4.

CUSIP No. 26658A 107	13D	Page 16 of 21 Pages

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of World Heart Corp.

EXECUTED this 1st day of August, 2012.

NEW LEAF VENTURES II, L.P.

By:	NEW LEAF VENTURE ASSOCIATES II, L.P.
General Partner

	By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

		By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES II, L.P.

By:	NEW LEAF VENTURE MANAGEMENT II, L.L.C.
General Partner

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT II, L.L.C.

	By:	/s/ Craig L. Slutzkin
Craig L. Slutzkin
Chief Financial Officer

*
Philippe O. Chambon

*
James Niedel

*
Vijay Lathi

*
Ronald Hunt

CUSIP No. 26658A 107	13D	Page 17 of 21 Pages

*
Srinivas Akkaraju

*
Jeani Delagardelle

/s/ Craig L. Slutzkin
Craig L. Slutzkin
As attorney-in-fact

*	This Schedule 13D was executed by Craig L. Slutzkin on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 99.2.

CUSIP No. 26658A 107	13D	Page 18 of 21 Pages

Exhibit 99.2

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Vijay K. Lathi
Vijay K. Lathi

By:	/s/ James Niedel
James Niedel

Dated: October 5, 2005

CUSIP No. 26658A 107	13D	Page 19 of 21 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his/her true and lawful attorney-in-fact and agent for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Philippe O. Chambon
Philippe O. Chambon

By:	/s/ Jeani Delagardelle
Jeani Delagardelle

By:	/s/ Ronald Hunt
Ronald Hunt

Dated: September 29, 2006

CUSIP No. 26658A 107	13D	Page 20 of 21 Pages

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints CRAIG L. SLUTZKIN as his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any and all documents relating to any and all Securities and Exchange Commission filings which may be required, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue hereof.

This power shall continue in effect until terminated in writing.

By:	/s/ Srinivas Akkaraju
Srinivas Akkaraju

Dated: February 2, 2009

CUSIP No. 26658A 107	13D	Page 21 of 21 Pages

Exhibit 99.3

Purchase of Common Stock

in the Initial Public Offering of Durata Therapeutics, Inc.

In connection with the purchase by the undersigned of shares of common stock, par value $0.0 I per share (the “Common Stock”), of Durata Therapeutics, Inc. (the “Company”) in the Company’s initial public offering (the “IPO”), the undersigned hereby confirms and agrees that the Common Stock purchased in the IPO shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the IPO.

By:	/s/ Ronald Hunt
Name: Title:	Ronald Hunt Managing Director